145 King Street West, Suite 2870
Toronto, Ontario
M5H 1J8

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
December 19, 2016

Meeting Date, Location and Purpose

Notice is hereby given that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Americas Silver Corporation (the “Company”) will be held at 10:00 a.m. (Toronto time) on Monday, December 19, 2016 in the Saskatchewan Room at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, ON, M5J 1E6, for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing an amendment to the Articles of the Company so as to, if deemed advisable by the Board of Directors of the Company, consolidate the Company’s issued and outstanding common shares on the basis set out in the management information circular of the Company dated November 10, 2016 (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Circular. The Circular is deemed to form part of this notice of Meeting. Please read the Circular carefully before you vote on the matters being transacted at the Meeting.

This notice is accompanied by a form of proxy, and the Circular.

The board of directors of Americas Silver Corporation (the “Board of Directors”) has fixed the close of business on November 17, 2016 as the record date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this notice of Meeting and in the Circular.

Accessing Materials online

The Circular and form of proxy can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/specialmeeting.asp.

The Company urges shareholders to review the Circular before voting.

DATED at Toronto, Ontario this 10th day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF AMERICAS SILVER CORPORATION

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer